Exhibit 12.2

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Twelve Months Ended December 31,
(dollar amounts in thousands of dollars)	2011		2010		2009		2008		2007
Earnings:
Income (loss) before income taxes	$707,234		$352,311		$(3,678,183)		$(296,008)		$22,643

Add: Fixed charges, excluding interest on deposits and preferred stock dividends	97,035		102,969		155,269		351,672		431,320

Earnings available for fixed charges, excluding interest on deposits	804,269		455,280		(3,522,914)		55,664		453,963
Add: Interest on deposits	260,051		439,049		674,101		931,679		1,026,388

Earnings available for fixed charges, including interest on deposits	1,064,320		894,329		(2,848,813)		987,343		1,480,351

Fixed Charges:
Interest expense, excluding interest on deposits	81,004		87,537		139,754		334,952		415,063
Interest factor in net rental expense	16,031		15,432		15,515		16,720		16,257
Preferred stock dividends	30,813		172,032		174,756		46,400		—

Total fixed charges, excluding interest on deposits	127,848		275,001		330,025		398,072		431,320
Add: Interest on deposits	260,051		439,049		674,101		931,679		1,026,388

Total fixed charges, including interest on deposits	$387,899		$714,050		$1,004,126		$1,329,751		$1,457,708

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Excluding interest on deposits	6.29	x	1.66	x	(10.67	)x	0.14	x	1.05	x
Including interest on deposits	2.74	x	1.25	x	(2.84	)x	0.74	x	1.02	x